UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2018
Commission File Number: 0-30752
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Aeterna Zentaris Inc.
(Translation of registrant’s name into English)
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315 Sigma Drive, Suite 302D Summerville, South Carolina, USA 29486

(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x]      Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE
This amendment to the Form 6-K of Aeterna Zentaris Inc originally furnished to the U.S. Securities and Exchange Commission on March 28, 2018 (the "Original Form 6-K") is being furnished solely to (i) furnish a revised Exhibit 99.2 to include the signature of the auditor to the Report of Independent Registered Public Accounting Firm and (ii) correct the titles of Exhibits 99.1 and 99.2 in the Documents Index.
Other than as set forth above, this amendment to the Form 6-K does not amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was originally furnished.

DOCUMENTS INDEX

Documents	Description

99.1*	Press Release of the Registrant entitled: “Aeterna Zentaris Reports Fourth Quarter and Full-Year 2017 Financial and Operating Results”

99.2	The Registrant’s Annual Audited Consolidated Financial Statements as at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

99.3*	MD&A 4Q 2017

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: March 28, 2018	By:	/s/ James Clavijo
James Clavijo
Chief Financial Officer